Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215272

COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 2 DATED NOVEMBER 1, 2019
TO THE PROSPECTUS DATED OCTOBER 15, 2019

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated October 15, 2019 and supplement no. 1 dated October 15, 2019. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Communities O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose our entry into a limited liability company agreement with respect to a preferred equity investment.

2980 Huron Preferred Equity Investment

On October 25, 2019, we, through a wholly owned subsidiary, entered a limited liability company agreement (the “Huron Joint Venture Agreement”) with respect to a preferred equity investment (the "2980 Huron Investment") in an entity (the “2980 Huron Owner”) that has purchased and intends to develop a parcel of land commonly known as 2980 Huron Street in Denver, Colorado (the "2980 Huron Project") as described below.

We, through our wholly owned subsidiary, and an affiliate of CA Residential, a real estate investment and development firm, (the “Huron Developer”) are the sole members of the joint venture that is the sole member and owner of the 2980 Huron Owner. The Huron Developer is the managing member of the 2980 Huron Owner; however, we have approval rights with respect to major decisions involving the 2980 Huron Project. We expect the Huron Developer or its affiliates to provide services to the 2980 Huron Project for which they will earn fees separate and in addition to any payments associated with their equity interest.

Pursuant to the Joint Venture Agreement we will contribute up to $20.0 million for our preferred membership interest in the 2980 Huron Owner with additional funding for the 2980 Huron Project to come from a $17.5 million common equity contribution from the Huron Developer and a $65.4 million secured construction loan (the “Huron Secured Loan”), with total development costs estimated at $102.9 million. Our contributions to the 2980 Huron Owner will only be made following the contribution of the full $17.5 million of equity from the Huron Developer and then will be made as project costs are incurred.

Pursuant to the terms of the Joint Venture Agreement, the 2980 Huron Investment has a preferred return of 12% annually, compounded monthly, and matures on the earlier of: (i) the sale of the 2980 Huron Project (ii) the maturity of the Huron Secured Loan; and (iii) such earlier date as may be provided in the transaction documents, all subject to a one-year extension provided certain conditions are satisfied. In addition, we will receive an underwriting fee in the amount of 1% of our preferred equity investment at origination and will receive an exit fee in the amount of 0.5% of the investment amount on repayment.

The 2980 Huron Project is a proposed 13-story, 299-unit high-rise multifamily apartment community located on 0.84 acres in the Union Station North neighborhood in downtown Denver, Colorado. Upon completion, the 2980 Huron Project is expected to feature several amenities, including a pool deck, fitness center, aqua lounge and a co-working space and lounge. We expect construction on the 2980 Huron Project to commence in the first quarter of 2020 and to be completed in 2022.

Pursuant to the Joint Venture Agreement our obligation to advance the funds for our preferred equity membership interest is subject to the satisfaction of certain conditions, including but not limited to the closing of the Huron Secured Loan with terms and conditions as approved by us; the execution of certain construction documents with the selection of a general contractor for the Huron Project as reasonably approved by us; approval of a site plan for the Huron Project as approved by us, the lender for the Huron Secured Loan and the City and County of Denver, Colorado; the delivery of certain documentation to us by the Huron Developer and other parties related to the Huron Project. We can provide no assurance that these conditions will be met and that we will ultimately advance funds for the 2980 Huron Investment.